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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No.            )

Eastern American Natural Gas Trust
(Name of Subject Company)

Eastern American Natural Gas Trust
(Names of Persons Filing Statement)

Units of Beneficial Interest
(Title of Class of Securities)

276217106
(CUSIP Number of Class of Securities)

JPMorgan Chase Bank, N.A., Trustee
Institutional Trust Services
700 Lavaca
Austin, Texas 78701
Attention Mike Ulrich
(800) 852-1422
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)   The name of the subject company is Eastern American Natural Gas Trust (the "Trust"). The address of the principal executive offices of the Trust is JPMorgan Chase Bank, N.A., Trustee (the "Trustee"), Institutional Trust Services, 700 Lavaca, Austin, Texas 78701, and the telephone number is (800) 852-1422.

        (b)   The title of the subject class of equity securities is Units of Beneficial Interest ("Units"), of which 5,900,000 Units were outstanding at September 30, 2005. At September 30, 2005, holders of 19,900 units had withdrawn their interest in the related Treasury Bonds (as defined below).

Item 2.    Identity and Background of Filing Person.

        (a)   The name, business address and business telephone number of each filing person are Eastern American Natural Gas Trust, c/o JPMorgan Chase Bank, N.A., Trustee, Institutional Trust Services, 700 Lavaca, Austin, Texas 78701, (800) 852-1422. The filing person is the subject company. The Trustee administers the Trust.

        (d)   The exchange offer (the "Ensource Offer") is being made by Ensource Energy Income Fund L.P. ("Ensource"), the address of which is 7500 San Felipe, Suite No. 440, Houston, Texas 77063. The class of securities to which the offer relates is Units of Beneficial Interest of Eastern American Natural Gas Trust.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        To the knowledge of the Trust, there are no agreements, arrangements or understandings and there are no actual or potential conflicts of interest between the Trust or its affiliates and (1) the Trust, its executive officers, directors or affiliates, or (2) Ensource, its executive officers, directors or affiliates, except that the Trust has been advised that Scott W. Smith, one of the members of Ensource and one of its managers and senior executive officers and one of the members of the board of directors of the General Partner, owns a total of 50 Trust depositary units. The Trust has no executive officers, directors or persons performing similar functions.

Item 4.    The Solicitation or Recommendation.

        (a)   Recommendation.    The Trust is advising Trust Unitholders to reject the Ensource Offer.

        (b)   Reasons.    Following are the reasons for the Trust's recommendation. Page references are to the Prospectus of Ensource Energy Income Fund LP dated November 21, 2005 (the "Ensource Prospectus"). Unless the context requires otherwise, capitalized terms used but not defined herein have the meanings given them in the Ensource Prospectus.

1.
Opinion of Independent Financial Advisor.    In connection with the Ensource Offer, the Trust engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (the "Financial Advisor"), to assist the Trust with an independent analysis of the fairness, from a financial point of view, of the Ensource Offer to the Trust Unitholders. On November 29, 2005, the Financial Advisor delivered its written opinion dated November 29, 2005 (the "Opinion") that, as of the date of the Opinion and based upon and subject to the considerations, factors and limitations set forth therein, the terms of the Ensource Offer, taken as a whole, are not fair, from a financial point of view, to the Trust Unitholders. The full text of the Opinion, setting forth the scope of the review undertaken by the Financial Advisor in arriving at the Opinion, is attached hereto as Annex A and is incorporated herein by reference. Trust Unitholders are urged to, and should, read the Opinion carefully and in its entirety. The Opinion was addressed to the Trustee and was provided to the Trustee for its information and assistance in connection with its review of the Ensource Offer. The Opinion addresses only the fairness from a financial point of view of the consideration offered to the Trust Unitholders in the Ensource Offer, and does not constitute a recommendation to any Trust Unitholder as to whether to tender or not tender Trust Units in the Ensource Offer.

2.
Opinion of Eastern American Energy Corporation.    In connection with the Ensource Offer, Eastern American Energy Corporation, which created the Trust in 1993, and which remains the working interest owner of the properties in which the Trust holds net profits interests ("Eastern American"), reviewed the Ensource Offer. Eastern American has advised the Trustee that, in its opinion, it would be in the best interests of the Trust Unitholders to reject the Ensource Offer. Eastern American has delivered a letter to the Trustee dated July 29, 2005 describing the reasons Eastern American believes it would be in the best interests of the Trust Unitholders to reject the Ensource Offer. A copy of the letter from Eastern American to the Trustee is attached as Annex B. Eastern American has subsequently advised the Trustee that it has reviewed the changes to the Ensource Offer made by Ensource subsequent to July 29, 2005, as described in the Ensource Prospectus, and that Eastern American's opinion that it would be in the best interests of the Trust Unitholders to reject the Ensource Offer has not changed.

3.
Updated Reserve Report from the Trust's Independent Petroleum Engineering Firm.    As a result of the Ensource Offer, and in order to help ensure that Trust Unitholders have reasonably current information about the value of the Trust Units they hold, the Trust engaged Ryder Scott Company, the independent petroleum engineering firm that has historically prepared the Trust's annual reserve report, to prepare an updated reserve report for the Trust, utilizing the most current information available to Ryder Scott. A copy of the updated reserve report, dated October 13, 2005, is attached hereto as Annex C. Even after taking production for the first eight months of 2005 into account, the discounted estimated future net revenues to the Trust from proved developed reserves as estimated in the updated reserve report (discounted at 10%) increased from $76.2 million at December 31, 2004 to $85.2 million at September 1, 2005. The

  Trust notes that the estimates provided in the updated reserve report are subject to the limitations described in the Trust's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC. The Trust believes that Trust Unitholders should consider the information in the updated reserve report, as well as information regarding the current market value of the Treasury Bonds, in considering whether to tender their Trust Units in the Ensource Offer.

4.
Change in Nature of Investment Proposed by Ensource.    On behalf of the Trust, the Trustee has considered the nature of the Trust, as described in the Trust's governing documents and in the Trust's filings with the SEC, and has considered the nature of the business Ensource proposes to conduct if Ensource acquires control of the Trust and causes the second step merger to occur as described in the Ensource Prospectus (the "Ensource Merger"). The Trustee believes that the Trust was intended to be a passive vehicle, and was never intended to engage in any active business. In particular, the Trust was intended to allow Trust Unitholders to benefit from:

            (i)  the quarterly distribution of proceeds from the net profits interests held by the Trust in the approximately 650 gas wells on properties in which the Trust has an interest (after payment of administrative expenses of the Trust),

           (ii)  the Unitholders' interest in the zero coupon U.S. Treasury Bonds held by the Depositary, which at maturity in 2013 will have a face value of $20.00 per Trust Unit (the "Treasury Bonds"), and

          (iii)  the sale of the royalty net profits interest held by the Trust between May 12, 2012 and May 15, 2013 and the distribution of the proceeds to the Unitholders, all as set forth in the documents governing the Trust.

          The Trustee believes that the business Ensource proposes to conduct if Ensource acquires control of the Trust, liquidates some or all of the Treasury Bonds, and utilizes the proceeds of the Treasury Bonds in its proposed business, involves substantially greater risks (as described in the Ensource Prospectus) than those to which the Trust Unitholders are exposed. The Trustee believes that Trust Unitholders consider their current investment in Trust Units attractive largely because of the relatively low risk nature of the combined investment in the net profits interests plus the interests in the Treasury Bonds, and does not believe that Trust Unitholders desire to change the nature of their investment.

5.
Trust Unitholders' Current Ability to Change Nature of Investment.    On behalf of the Trust, the Trustee has considered the fact that any Trust Unitholder who prefers to invest in a different business, including an actively managed oil and gas business of the nature proposed to be conducted by Ensource, is already able to sell his or her Trust Units and do so with the net proceeds, or to withdraw his or her proportionate share of the Treasury Bonds and do so. The Ensource Prospectus states that there are currently 36 publicly traded energy income funds listed on the Toronto Stock Exchange, and that six of the Canadian energy income funds trade on exchanges in the United States. [Page 6]. The Trustee believes that any Trust Unitholder who prefers to invest in such a fund is already able to do so, and that the Ensource Offer, which could result in forcing Trust Unitholders to invest in the business proposed to be conducted by Ensource, is not in the best interests of the Trust Unitholders.

6.
Proceeds of Treasury Bonds and Sale of Net Profits Interests.    On behalf of the Trust, the Trustee has considered the fact that interests in the Trust were originally sold to investors based, in large part, on the assurance that investors would receive $20.00 per Trust Unit at maturity of the Treasury Bonds. The Trustee believes that this aspect of the Trust is significant to Trust Unitholders. The Trustee also has considered the fact that the Trust's assets include a royalty net profits interest that is not limited in term or amount, and that, in accordance with the Trust documents, the Trustee is required to sell this interest between May 12, 2012 and May 15, 2013, and to distribute the net proceeds of the sale to the Trust Unitholders. The Trustee has considered the fact that Trust Unitholders who exchange their Trust Units for Ensource partnership interests will lose their rights to receive these amounts.

7.
Increased Fees and Expenses.    On behalf of the Trust, the Trustee has considered Ensource's estimates of the fees and expenses Ensource intends to charge to the Partnership. These include:

          a.     Approximately $8.6 million in transaction costs and expenses, including the special distribution. [page 96]

          b.     An estimated $2.3 million in fees and expenses in the first year of operation of the Partnership (in addition to the costs and expenses of the Ensource Offer and related transactions, which are also to be charged to the Partnership). [page 63]

          c.     A $600,000 annual management fee Ensource intends to pay its general partner. [page 35] Ensource estimates that general and administrative expenses would have doubled, from $1.0 million to $2.0 million, in 2004 if the Ensource Merger had occurred on December 31, 2003. [page 12]

          d.     Management incentive fees as described on pages 36-37 of the Ensource Prospectus.

          e.     Other costs and expenses described in the Ensource Prospectus, including those described on pages 88-89, 99, 124 and 156-157 of the Ensource Prospectus. The Trustee noted that Ensource plans to pay brokers a fee of $0.25 per depositary unit tendered in the exchange offer. [page 88]

8.
Distributions.    On behalf of the Trust, the Trustee considered the fact that during the subordination period (as defined by Ensource, and subject to early termination for a variety of different reasons), distributions on the Ensource subordinated units would be subordinated to payments of $0.50 per quarter. [page 4] The Trustee considered that $0.50 is less than the average quarterly amount the Trust distributed during 2004 ($2.02 in the aggregate during 2004) and less than the average quarterly amount distributed in the first three quarters of 2005 ($0.50, $0.512 and $0.644 in the first, second and third quarters, respectively). The Trustee considered the approximately 26 reasons listed by Ensource on pages 49-50 that it might not be able to distribute the "minimum quarterly distribution" of $0.50 per quarter, and noted Ensource's statement that "[t]here is no guarantee that common unitholders will receive quarterly distributions from us." [page 59] The Trustee believes that Trust Unitholders considering the Ensource Offer should recognize that if the Ensource Offer is completed, distributions to them could either increase or decrease, but in any case would be subject to a variety of significant other rights, interests, management incentive fee payments and other costs, expenses and reimbursement obligations.

9.
Dilution of Trust Unitholders' Interests.    On behalf of the Trust, the Trustee has considered the dilution of the Trust Unitholders' interests that will occur if the Ensource Merger occurs, including the immediate dilution from the issuance of the new general partner interest to Ensource, the issuance of an estimated 648,262 subordinated units to Ensource, the incentive distribution rights to be issued to Ensource (which entitle Ensource (as the holder of the incentive distribution rights) to 24.75% of distributions from the Partnership in excess of specified levels as described on pages 108-110 of the Ensource Prospectus), the potential dilution from the issuance of awards to employees, consultants and directors of the General Partner and its affiliates under the Long-Term Incentive Plan described on page 153 of the Ensource Prospectus, and the potential dilution from the warrant Ensource intends to issue to itself to permit it to purchase 1,000,000 common units from the Partnership, all as described in the Ensource Prospectus.

          In addition, the Trustee has considered the potential future dilution of the Trust Unitholders' interests that may result from future equity issuances by the Partnership as described in the Ensource Prospectus. [see page 171] The Trustee has also considered Ensource's statement that if Ensource is unable to complete the Ensource Merger, Ensource may need to seek equity financing of future acquisitions earlier than Ensource might otherwise have done if it were able to obtain control of all of the Treasury Bonds by means of the Ensource Merger.

10.
Ensource's Sole Determination of the Terms of the Exchange Offer and Merger.    On behalf of the Trust, the Trustee has considered the facts that Ensource unilaterally determined the terms of the Ensource Offer, and that the Unitholders were not represented in the determination of the terms of the Ensource Offer. The Trustee also considered Ensource's statement that "[a]s a result, the exchange rate and other terms of the exchange offer may not be as favorable [to the Unitholders] as the terms that might have been obtained had an independent representative been retained or a fairness opinion requested." [page 47]

          As described above, the Trust did retain an independent financial advisor to assist the Trust with an evaluation of the financial aspects of the Ensource Offer, and the financial advisor has delivered its written opinion that, based upon, and subject to the matters set forth therein, the terms of the Ensource Offer, taken as a whole, are not fair, from a financial point of view, to the Trust Unitholders. The Opinion of the Financial Advisor retained by the Trust is discussed above and attached hereto.

11.
Conflicts of Interest.    On behalf of the Trust, the Trustee has considered the conflicts of interest that will exist between Ensource and the former Trust Unitholders after the Ensource Merger if it is completed, including those described on pages 67-68 of the Ensource Prospectus. Although the Trustee recognizes that some of these types of conflicts of interest are inherent in the type of structure Ensource has proposed, the Trustee does not believe that they are in the best interests of the Trust Unitholders.

12.
Ensource's Lack of Operating History.    On behalf of the Trust, the Trustee has considered the facts that (i) the Partnership has no operating history [page 47], and (ii) Ensource has not yet identified any properties for acquisition by the Operating Company [page 49]. The Trustee believes that the lack of any operating history and the lack of any identified acquisition targets make the Ensource Offer relatively speculative.

13.
Modified Fiduciary Duties to Unitholders.    As noted in the Ensource Prospectus, the Trustee owes fiduciary duties to the Trust Unitholders. Also as noted in the Ensource Prospectus, if the Ensource Merger occurs, Ensource intends to "modify and restrict" the fiduciary duties the Ensource General Partner would otherwise owe after the Ensource Merger. Ensource describes these modifications on pages 159-161 of the Ensource Prospectus, and states that "[t]hese modifications represent a detriment to our unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duties of fiduciary duty...." [pages 159-160] The Ensource Prospectus states that the Partnership has adopted these provisions to allow the General Partner to take into account the interests of other parties, particularly Ensource and other private investors, in addition to the interests of the Partnership when resolving conflicts of interest. [page 159] The Trustee does not believe that these modifications and restrictions are in the best interests of the Trust Unitholders.

14.
Certain Relationships and Related Party Transactions.    In considering the Ensource Offer and the restriction of the duties of the Ensource General Partner as described above, the Trustee believes that Trust Unitholders should consider

  Ensource's description of relationships and related party transactions that will occur if the Ensource Offer is completed. These include Ensource's plans to:

          Cause the Partnership to reimburse Ensource and its investors for the costs of the Ensource offer and Ensource Merger,

          Cause the Partnership to reimburse the General Partner for its costs and expenses as such, including general and administrative and other services the General Partner will provide to the Partnership, in addition to the $600,000 annual management fee the General Partner will pay to Ensource, and which will be reimbursed by the Partnership,

          Provide supervisory and management functions and services for the General Partner, and thus, the Partnership, for which Ensource will be entitled to be reimbursed by the Partnership to the extent attributable to the Partnership,

          Cause the Operating Company to enter into a management agreement with Ensource, the costs of which would be deducted from amounts otherwise payable to the Partnership under net profits interests to be sold to the Partnership by the Operating Company in the future,

          Award Ensource and its designees, which will include key employees of the General Partner and of the Operating Company, a quarterly management incentive fee, with the amounts of the fees payable being deducted from amounts otherwise payable to the Partnership in connection with the net profits interests to be sold to the Partnership by the Operating Company in the future, and

          Cause the Partnership to purchase net profits interests from the Operating Company in the future.

        15.    The Ensource Partnership Agreement.    On behalf of the Trust, the Trustee has considered the fact that if the Ensource Merger is completed, all holders of Trust Units (whether the holders tendered voluntarily to Ensource or were involuntarily forced out in the Ensource Merger) will be bound by the Ensource partnership agreement whether or not they have signed it. [page 161] The Trustee recommends that Trust Unitholders read the description of the partnership agreement [pages 168-180 of the Ensource Prospectus, plus the sections of the Ensource Prospectus referred to on page 168 of the Ensource Prospectus] as well as the partnership agreement itself [pages A-1 though A-71 of Annex A to the Ensource Prospectus] carefully.

        16.    Material Federal Income Tax Considerations.    On behalf of the Trust, the Trustee has considered the matters set forth in the Ensource Prospectus as "Material Federal Income Tax Considerations" on pages 189-208 of the Ensource Prospectus, and recommends that any Trust Unitholder considering the Ensource Offer read that section carefully. The section describes an opinion that counsel to Ensource has rendered relating to certain of the federal income tax matters discussed in the Ensource Prospectus, but notes that the opinion does not address specified federal tax matters, and does not address foreign, state or local tax matters. The discussion of "Treatment of Short Sales" on page 197 urges Trust Unitholders to avoid one of the tax risks of gain recognition by modifying any applicable brokerage account agreements to prohibit their brokers from loaning their Trust Units. [page 197] In addition, the Trustee notes that the Ensource Prospectus states that "[i]t is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent foreign jurisdictions, states and localities, of his investment in us. Accordingly, we strongly recommend that each prospective common unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each common unitholder to file all foreign, state and local, as well as United States federal tax returns that may be required of him." [page 208] Consequently, the Trustee recommends that any Trust Unitholder considering the Ensource Offer consult his or her own tax advisor before making any decision.

        17.    Trustee's Evaluation of the Benefits of the Ensource Offer and Merger to Trust Unitholders.    On pages 3-4 of the Ensource Prospectus, Ensource has set forth the reasons Ensource believes the Ensource Offer and the Ensource Merger to be in the best interests of Trust Unitholders. On behalf of the Trust, the Trustee has evaluated each of these purported benefits, which are quoted in the column on the left below directly from pages 3-4 of the Ensource Prospectus. The statements below in the column on the right are the Trustee's comments on the asserted benefits. The Trustee recommends that Trust Unitholders consider whether the benefits of the Ensource Offer, as described by Ensource, are worth the risks of the Ensource Offer, also as described by Ensource in the Ensource Prospectus.

Ensource's Description of the Benefits of the Ensource Offer and Ensource Merger to Trust Unitholders:	Trustee's Comments on the Purported Benefits to Trust Unitholders:

active management of our assets by our General Partner, employing a business strategy intended to maximize unitholder value through increases over the long term in cash distributions to unitholders; [page 3]
The Trustee recognizes the possibility that an actively managed business could increase unitholder value and could increase long term cash distributions. However, the Trustee also recognizes that an actively managed business involves greater risks than the risks to which Trust Unitholders are subject. Further, the Trustee believes that the Ensource plan to sell the Treasury Bonds and utilize the proceeds in pursuit of its business plan, rather than return the principal amount to the Trust Unitholders at maturity, would increase substantially the risks to the Unitholders.

for the Partnership, the implementation of an overall hedging policy designed to ensure minimum economic returns on both the legacy assets and on new acquisitions of net profits interests from the Operating Company in the future; [page 3]
The Trustee recognizes that a hedging program can moderate certain risks, such as the risk that natural gas prices will decrease in the future. The Trustee notes, however, that any hedging program will also have a cost, and will generally increase other risks, such as a risk that holders will not benefit from future gas price increases.

as an owner of common units, receiving a distribution of available cash from operating surplus for each quarter after the consummation of the exchange offer; see "Our Cash Distribution Policy and Restrictions on Distributions." [page 3]
The Trustee cannot predict whether distributions to common unitholders from the Ensource Partnership would be greater or less than distributions would have been to the Trust Unitholders. The Trustee notes that the Ensource Prospectus describes numerous reasons the Partnership might be unable to make distributions at any particular level, and notes further that distributions from the Ensource Partnership would be subject to greater risks and greater expenses than distributions from the Trust. The Trustee also notes that Ensource plans to sell the Treasury Bonds, and that Depositary Unitholders who exchange their units (voluntarily or involuntarily) for Ensource Partnership units will therefore not receive the $20.00 per Trust Unit in 2013 that they are to receive if they hold their Trust Units to maturity of the Trust. The Trustee notes that Unitholders who exchange their Trust Units in the Ensource Offer also will lose their right to a portion of the proceeds of the Trustee's sale of the royalty net profits interests as required by the Trust documents in 2012-2013.

during the subordination period, which is defined in the partnership agreement and in the glossary of terms attached as Annex B [to the Ensource Prospectus], distributions on the outstanding subordinated units will be subordinate and junior to the right of holders of [Ensource] common units (including former NGT unitholders who retain ownership of our common units) to receive a distribution of not less than $0.50 per quarter, or $2.00 annually, of available cash from operating surplus. [pages 3-4]
The Trustee does not believe that this constitutes a benefit to Trust Unitholders when compared with their right to 100% of the proceeds paid to the Trust after payment of Trust administrative expenses, and to 100% of the principal amount of the Treasury Bonds at maturity and to the proceeds of the sale of the royalty net profits interests. If the Ensource Offer is completed, Trust Unitholders will no longer be entitled to 100% of those proceeds after expenses or to 100% of the principal amount of the Treasury Bonds at maturity or to the proceeds of the sale of the royalty net profits interests. Further, the Trustee notes that the "subordination period" can terminate in a variety of different ways. See pages B-2—B-3 attached to the Ensource Prospectus.

the sale by the Partnership of the $1,000 face amount United States Treasury book-entry securities representing stripped-interest coupons maturing May 13, 2013, which we refer to as the zero coupon bonds, constituting a part of every 50 depositary units that we accept for exchange, which bonds do not generate current cash income, and the investment by the Partnership of the net proceeds from such sale in primarily cash, cash equivalents, U.S. government securities and other high-quality debt maturing in one year or less from the date of investment that pay current income pending the application of those proceeds to purchase additional interests in oil and natural gas properties; [page 4]
The Trustee believes that this constitutes more of a detriment than a benefit to the Trust Unitholders. The Trustee recognizes that the investment effectively made by holders of Trust Depositary Units of a portion of their funds in the U.S. Treasury Bonds held by the Depositary is a conservative, low risk investment that does not generate current cash income, and that a variety of different investments might result in a higher rate of return than the Treasury Bonds generate. However, the Trustee believes that Trust Unitholders understand that a portion of their investment in the Trust is effectively invested in the low risk Treasury Bonds, and the Trustee believes that the Trust Unitholders consider the Treasury Bonds an attractive feature of their investment in the Trust Units. The Trustee believes that many Unitholders invested in the Trust and continue to hold Trust Units specifically because they like this aspect of their investment. The Trustee notes that only a small fraction of Trust Unitholders have exercised their right to separate their interest in the Treasury Bonds from their Trust Units.

the Partnership's investment of the $20.05 million contribution from the General Partner (net of approximately $8.6 million for the special cash distribution and estimated expenses of the offering) along with the net proceeds from sale of the zero coupon bonds (estimated to total up to approximately $83.4 million as of October 31, 2005, assuming all of the depositary units are tendered to us for exchange and based on recent quotes for the zero coupon bonds) into the purchase of net profits interests in producing oil and natural gas properties to be acquired by the Operating Company; [page 4]
The Trustee notes that the independent financial advisor retained by the Trustee to evaluate the Ensource Offer (including the proposed $20.05 million contribution) has concluded that the Ensource Offer is not fair to the Trust Unitholders from a financial point of view. The Trustee further notes that the Trustee's view of Ensource's proposed sale of the Treasury Bonds is discussed immediately above. The Trustee believes that investors who prefer a more aggressive investment strategy can easily identify more aggressive investment opportunities, and that investors who hold Trust Units understand their investment.

the competitive advantage that the Partnership believes it will have in the United States acquisition and divestiture market for oil and natural gas producing properties by being one of the few, actively-managed publicly-traded entities that is flow-through to its owners for tax purposes. Based on our structure, the Partnership can acquire net profits interests in additional properties to be acquired by the Operating Company, whereas the existing passive publicly-traded U.S. royalty trusts, such as NGT, generally cannot replace reserves and/or grow by acquiring new properties; [page 4]
The Trustee believes that any Trust Unitholder who desires to invest in the type of actively-managed entities described by Ensource is already able to do so. The Trustee believes that Trust Unitholders understand that the Trust cannot replace reserves or grow, and that Trust Unitholders originally invested in the Trust and continue to hold their Trust Units because they find the Trust investment structure attractive. The Trustee notes that the Ensource Prospectus cautions Trust Unitholders that Ensource has not identified any properties meeting its investment criteria, that Ensource has no operating history for Trust Unitholders to evaluate, and that Ensource does not have the employees it would require in order to implement its business plan. The Trustee also notes that the Ensource Prospectus states that a number of similar investment alternatives are already available.

Partnership revenues from net profits interests that we acquire in the future on properties that the Operating Company may acquire in the future, which we expect to be accretive to the current revenues received per common unit from the existing net profits interests from NGT's existing assets, or legacy assets; [page 4]
The Trustee recognizes that if the Ensource Offer is completed, the Ensource Operating Company may identify and may acquire interests in properties, and that the Ensource Partnership may then acquire net profits interests burdening those properties. The Trustee notes, however, that Ensource states in its Prospectus that no such properties have been identified, and that any such acquisitions would be subject to all of the risks described in the Ensource Prospectus. See pages 45-69 of the Ensource Prospectus.

the possibility that the distribution rate per common unit will be increased in the future as new properties are acquired by the Operating Company and net profits interests are purchased on those properties by the Partnership; [page 4]
The Trustee recognizes the possibility that the distribution rate per common unit could be increased if Ensource were successful in implementing its business plan. However, the Trustee also recognizes that there is no assurance that Ensource would be successful and no assurance that the distribution rate would increase, and that there is also a possibility that the distribution rate would decrease. The Trustee notes that the risks involved in the Ensource proposed business model are substantially different from and greater than those involved with the Trust, and notes that the Ensource proposal involves the sale of the Treasury Bonds and use of the proceeds in the business proposed by Ensource, rather than the distribution of $20.00 per Trust Unit at maturity of the Treasury Bonds in 2013.

unlike depositary units, the common units do not have to be transferred in denominations of 50 or an integral multiple thereof; [page 4]	The Trustee believes that although this may be a minor convenience, it is not a material benefit to Trust Unitholders.

the Partnership's expectation that its operations will not generate unrelated business taxable income, or UBTI, for federal income tax purposes, since the Partnership will neither acquire working interests in oil and natural gas properties, nor incur indebtedness. By avoiding UBTI, we believe that our equity interests will appeal to tax-exempt investors, potentially providing us a broader investor base than that of other publicly-traded partnerships, which should assist us in attracting funding for future acquisitions as we grow our business. According to the public SEC filings of NGT, NGT's trust units do not generate UBTI, so this feature of the Partnership is similar to taxable income generated by NGT; and [page 4]	As noted in the Ensource Prospectus, this would not constitute a change, and the Trustee therefore does not believe that it can be considered a benefit to Trust Unitholders.

activities by the Partnership intended to offset the production decline in respect of NGT's legacy assets. In this regard, you should be aware that the actual production of the underlying properties burdened by NGT's net profits interests and royalty interests have declined faster than what was projected at the time of the inception of NGT, thereby accelerating the eventual depletion of such underlying properties and reducing their useful lives. [page 4]
The Trustee recognizes that an actively-managed business would be very different from the Trust. The Trust was never intended to engage in an active business or intended to replace reserves. The Trust has no control over the operation of the properties in which the Trust holds interests, and simply distributes the net proceeds attributable to those interests, after deduction of administrative expenses of the Trust. The Trustee recommends that Trust Unitholders consider the information contained in the updated reserve report prepared by the Trust's independent petroleum engineers, a copy of which is attached hereto.

        18.    Risk Factors Identified by Ensource.    On behalf of the Trust, the Trustee considered the 69 risk factors identified by Ensource on pages 45-69 of the Ensource Prospectus. The Trustee believes that any Unitholder considering tendering Trust Units in the Ensource Offer should read the entire Ensource Prospectus carefully, including the section titled "Risk Factors" beginning on page 45. Of the risk factors Ensource identifies as material risks for Unitholders, the Trustee considered the following risks to be the most significant in its evaluation of the Ensource Offer. The following risks are quoted directly from the Ensource Prospectus. The page references are to the Ensource Prospectus, where Trust Unitholders will find these statements as well as further information about each of these risks, in addition to other risks identified in the Ensource Prospectus. Trust Unitholders should not interpret the Trustee's highlighting of these risk factors to mean that other risk factors identified in the Ensource Prospectus are insignificant. Ensource has identified many other risk factors as material risks to Trust Unitholders, and Trust Unitholders are urged to consider all of them carefully before determining whether to tender Trust Units in the Ensource Offer.

QUOTES FROM ENSOURCE PROSPECTUS

        The second-step merger may not be approved by the trustee, which could require us to seek equity financing to fund elements of our business plan earlier than we would be required to do if the second-step merger is consummated, and may adversely affect the liquidity and value of non-tendered depositary units. In such event, we will be the majority holder of NGT's outstanding trust units. [page 45]

        Depositary unitholders were not independently represented in establishing the terms of the exchange offer, and consequently the terms of the exchange offer may have been materially different if depositary unitholders had been independently represented. [page 46]

        We are a new partnership with no operating history, and we might not be able to operate our business or implement our operating policies and strategies successfully, which could negatively impact our ability to pay distributions and cause you to lose all or part of your investment. [page 47]

        Our future distributions and proved reserves will be dependent upon the success of the Operating Company's, and thus Ensource's, efforts to acquire, manage and develop oil and natural gas properties that conform to the acquisition profile described in this prospectus. [page 48]

        We have not identified any specific property meeting our investment objectives in which to invest available cash after the second-step merger. [page 49]

        We will initially invest our funds in interest bearing accounts and securities which may produce annual interest payments to us that are less than the annual management fees and expenses we pay indirectly to Ensource, thus the initial return on your investment may be lower than when our portfolio is fully invested in properties that meet our investment objectives. [page 49]

        We may not have sufficient cash to enable us to pay the minimum quarterly distribution. [page 49]

        High oil and natural gas prices may increase the availability of alternative sources of capital and reduce the availability of suitable properties that constitute the Operating Company's targeted investments. [page 51]

        The Operating Company may not be able to compete for acquisition opportunities with competitors who may have greater resources or have a lower cost of capital, thus allowing them to pay more for assets. This disparity may cause the operating company to lose investment opportunities and thus not be able to implement its business plan. [page 51]

        Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect the Operating Company's, and thus, our business, financial condition or results of operations. [page 52]

        Substantial acquisitions or other transactions could require significant external capital and could change the Operating Company's, and thus our, risk and property profile. [page 53]

        Properties that the Operating Company buys may not produce as projected, and it may be unable to identify liabilities associated with the properties or obtain protection from sellers against them. [page 53]

        The Operating Company may incur substantial losses and be subject to substantial liability claims as a result of the Operating Company's oil and natural gas operations. These losses and liability claims could materially and adversely affect the cash we receive. [page 55]

        Under the terms of the net profits interests, much of the economic risk of the underlying oil and natural gas properties is passed along to us. [page 56]

        If the Operating Company acquires properties with significant development, exploitation, enhanced recovery or other capital costs, operations by the Operating Company could require substantial capital expenditures, which will reduce cash available payable to us on the net profits interest royalties that we acquire in the future from the Operating Company in respect of such properties. [page 58]

        The Operating Company's use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in its net income. [page 58]

        The Partnership's use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in its net income. [page 59]

        Our future distributions may be reduced as a result of our governance structure. There is no guarantee that common unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.... [W]e may lack sufficient cash to pay distributions to our unitholders due to increases in general and administrative expenses, working capital requirements and anticipated cash needs. [page 59]

        The General Partner, the Operating Company and Ensource do not currently have any employees nor have they contracted for any oil and natural gas professionals. If they are unable to hire adequate [ly] employees or contract for such oil and natural gas professionals, they may not be able execute the Operating Company's business plan. [page 60]

        We may issue additional common units without your approval, which would dilute your existing ownership interests. [page 62]

        Cost reimbursements due our General Partner may be substantial and will reduce the cash available to you. [page 63]

        If we issue senior securities, such as preferred units, we will be exposed to additional risks, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. [page 64]

        If you are a depositary unitholder you may recognize gain from our sale of zero coupon bonds even if you do not receive cash distributions from us as a result of the sale. [page 65]

        A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will be borne by our common unitholders and our General Partner. [page 66]

        You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us. [page 66]

        Tax gain or loss on disposition of common units could be different than expected. [page 66]

        Our General Partner and its management team have no experience managing a publicly traded partnership, and we cannot assure you that their past experience will be sufficient to manage the Partnership. [page 67]

        Our General Partner will have conflicts of interest. [page 67]

        Our obligation to reimburse our General Partner for certain expenses could result in a conflict of interest, which could negatively impact our investment returns and the value of your investment. [page 68]

        We will pay our General Partner incentive distributions based on the level of cash we distribute to our unitholders. This arrangement may lead Ensource to recommend riskier or more speculative investments for the Operating Company in an effort to maximize the General Partner's incentive compensation. [page 68]

        The Operating Company will pay Ensource an incentive management fee based on base net profits interests proceeds. This arrangement may lead Ensource to recommend riskier or more speculative investments for the Operating Company in an effort to maximize its incentive compensation. [page 69]

        Trust Unitholders are cautioned that in most cases the foregoing quotes from the Ensource Prospectus are only the headings of less than half of the risk factors identified by Ensource in the Ensource Prospectus as material risks to you. Unitholders are urged to read the actual text of all of the risk factors in their entirely before making a decision to tender units in the Ensource Offer.

        19.    Other Matters Identified by Ensource.    On behalf of the Trust, the Trustee recommends that any Trust Unitholder who is considering tendering Trust Units in the Ensource Offer read the entire Ensource Prospectus and the exhibits to the Ensource Prospectus carefully. Without limiting this recommendation in any way, the Trustee recommends that any Trust Unitholder who is considering tendering Trust Units in the Ensource Offer pay particular attention to the sections titled:

        "Risk Factors" [pages 45-69];

        "Background and Reasons for and Alternatives to the Exchange Offer and Second-Step Merger" [pages 72-75];

        "The Offer" [pages 76-89]

        "The Second-Step Merger and Post-Merger Exchange Process" [pages 90-92]

        "Our Cash Distribution Policy and Restrictions on Distributions" [pages 93-105]

        "Partnership Agreement Provisions Relating to Cash Distributions" [pages 105-112]

        "Certain Relationships and Related Party Transactions" [pages 156-161]

        "Description of Partnership Common Units" [pages 164-165]

        "Description of the Subordinated Common Units" [pages 166-167]

        "Description of our Partnership Agreement" [pages 168-180]

        "Comparison of Depositary Unitholders' and Common Unitholders Rights" [pages 182-188]

        "Material Federal Income Tax Considerations" [pages 189-208]; and

        the form of the Partnership Agreement, which is Annex A to the Ensource Prospectus [pages A-1—A-71].

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        The Trust retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to assist the Trust with an independent analysis of the fairness, from a financial point of view, of the Ensource Offer to the Trust Unitholders. The material terms of the compensation arrangement with Houlihan Lokey effectively required the Trust to pay Houlihan Lokey (i) $100,000 upon execution of the engagement letter, and (ii) an additional $250,000 upon Houlihan Lokey's delivery of its written opinion as to whether the Ensource offer is fair, from a financial point of view, to the Trust Unitholders (or an additional $100,000 in the event the Trust requested that a description of Houlihan Lokey's analysis, but no opinion, be included in any filings or materials to be delivered to the Trust Unitholders). The compensation agreement further provided for a monthly payment of $50,000 to Houlihan Lokey during the term of the engagement, but, by agreement of Houlihan Lokey and the Trustee, the monthly payment arrangement was terminated after a single monthly payment.

        In addition, the Trust retained MacKenzie Partners, Inc. to assist in advising the Trust Unitholders of any recommendation the Trust ultimately made. The material terms of the compensation arrangement with MacKenzie Partners, Inc. are that the Trust is to pay MacKenzie Partners, Inc. a fee to be mutually agreed upon at the completion of its assignment with an initial retainer fee of $7,500. In addition, the Trust is required to reimburse MacKenzie Partners, Inc.'s reasonable, actual out-of-pocket expenses, including: telephone and telecopier charges; copying costs; messenger services; electronic news distribution; news wire service charges; data processing; and mailing, postage and courier costs.

        The Trust also retained Ryder Scott Company to prepare an updated reserve report for the Trust, for which the Trust is to pay Ryder Scott Company approximately $13,000.

Item 6.    Interest in Securities of the Subject Company.

        To the knowledge of the Trust and the Trustee, none of the Trust, the Trustee nor any affiliate of either of them effected any transaction in the Units during the past 60 days. The Trust has no executive officers, directors or persons performing similar functions, and has no subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)   Neither the Trust nor the Trustee is undertaking or engaged in any negotiations in response to the Ensource Offer that relate to: (i) a tender offer or other acquisition of the Trust's Units by the Trust or the Trustee, any of their subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Trust or any of its subsidiaries, or (v) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Trust.

        (b)   There are no transactions, board resolutions, agreements in principle or signed contracts that were entered into by the Trust or the Trustee in response to the Ensource Offer that relate to one or more of the matters described in Item 7(a).

Item 8.    Additional Information.

        As set forth in the Ensource Prospectus, if the Ensource Offer is completed, Ensource intends to attempt to cause a second step merger in which all Trust Units then held by all non-tendering Trust Unitholders would be converted by operation of law into the right to receive Ensource partnership units. However, as also set forth in the Ensource Prospectus, Ensource cannot complete the second step merger without the consent of the Trustee. The Trustee has not yet made a determination whether it would consent to the second step merger if the Ensource Offer is completed. If the Ensource Offer is completed, and if the Trustee declines to consent to the second step merger, Ensource has stated that it intends to take action to attempt to cause the Trustee to consent. Ensource has stated in the Ensource Prospectus that its efforts to cause the Trustee to consent might include replacing JPMorgan Chase Bank, N.A., as Trustee, with a new trustee in order to obtain a consent from the new trustee. The Trustee is unable to predict the outcome of any such effort if it were to occur.

Item 9.    Exhibits.

(a)
Exhibit 99.1—Notice to Unit Holders dated December 1, 2005

(b)
Exhibit 99.2—Press Release dated December 1, 2005

Annexes

        Annex A—Opinion of Independent Financial Advisor

        Annex B—Letter from Eastern American Energy Corporation

        Annex C—Report of Independent Petroleum Engineering Firm

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2005	EASTERN AMERICAN NATURAL GAS TRUST
	By:	JPMORGAN CHASE BANK, N.A., TRUSTEE
		By:	/s/ MIKE ULRICH Mike Ulrich Vice President

Annex A
Opinion of Independent
Financial Advisor

Annex A

November 29, 2005

Mr. Mike Ulrich
Vice President
JPMorgan Chase Bank, N.A.
700 Lavaca, 2nd Floor
Austin, TX 78701-3102

Dear Mr. Ulrich:

        We understand that on June 22, 2005, Ensource Energy Income Fund L.P. (the "Partnership"), a recently formed Delaware limited partnership, filed a Form S-41 (as amended, the "Form S-4") with the Securities and Exchange Commission seeking registration for a proposed exchange offer (the "Exchange Offer"), offering to exchange (A) (i) one common unit of the Partnership that represents a limited partner interest in the Partnership and (ii) a pro rata portion of a special cash distribution of $5.9 million for Units (as defined below) accepted for exchange, for (B) all outstanding depositary units ("Units") of Eastern American Natural Gas Trust (the "Trust") that are held through a depositary arrangement with JPMorgan Chase Bank, N.A. (the "Trustee"). The purpose of the Exchange Offer is for the Partnership to acquire control of, and ultimately the entire interest in, the Trust. According to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, there were 5,900,000 Units outstanding, which includes 19,900 withdrawn trust Units or 0.03% of the total outstanding Units. As used herein, the Exchange Offer shall include the Exchange Offer as defined above, and the related transactions (but not the second-step merger described below). The Partnership intends, promptly after completion of the Exchange Offer, to seek to have the Trust consummate a second-step merger into the Partnership. In the second-step merger, (i) each remaining Unit (other than withdrawn Units) not exchanged in the Exchange Offer would be converted into the right to receive one whole common unit of the Partnership, and (ii) each Unit that is not evidenced by a Trust receipt (a withdrawn Unit) would be converted into the right to receive 0.4 common units of the Partnership.

1
The Partnership filed amendments to its original Form S-4 on September 15, October 17, November 4, November 15, and 17, 2005, and the Prospectus was declared effective on November 21, 2005.

        Upon completion of the Exchange Offer, Ensource Energy Partners, L.P. (the "General Partner" or the "GP"), the Partnership's General Partner, will contribute $20 million and will receive:

  •
  A 1% general partner interest in the Partnership;

  •
  Incentive Distribution Rights (as described in the Form S-4); and

  •
  640,327 subordinated units (based on a purchase price of $28.35)2

2
The actual number of subordinated units that the General Partner will receive for its cash contribution will be based on a price per subordinated unit equal to the average intra-day trading price per unit for the ten trading days before the mailing of the Form S-4, but in no event at a price greater than $32.00 per subordinated unit. Houlihan Lokey's analysis assumes a per-unit purchase price of $28.35, calculated as the ten-day average closing price as of November 21, 2005. The number of subordinated units in the Amended Form S-4 is calculated based on a price of $28.00 per subordinated unit.

        In addition, the General Partner will purchase for $50,000 a ten-year warrant to purchase a total of 1,000,000 common units of the Partnership at an exercise price of $36.40 per unit.

        The General Partner will also implement its 2005 Long-Term Incentive Plan, which is intended to increase the ownership of the Partnership by the General Partner's employees, consultants and directors. Subject to certain adjustments, the aggregate number of common units of the Partnership that may be awarded to the participants is 500,000. Awards may be in form of unit appreciation rights, restricted units, phantom units or options to purchase units.

        Upon closing of the contemplated second-step merger, the Partnership's assets will consist of the $117.6 million face amount of a zero-coupon U.S. Treasury Bond due May 15, 2013 (estimated market value of $83.4 million as of October 31, 2005), the existing net profits interests of the Trust (with a net present value of the estimated proved reserves, discounted at 10%, of $85.2 million as of September 1, 2005) and approximately $11.45 million ($20.05 million from the General Partner net of approximately $8.6 million, of which $5.9 million will be used to pay the special cash distribution and $2.7 million to pay estimated expenses of the transactions). We understand the General Partner's net investment of $11.45 million plus the proceeds from the sale of the zero-coupon U.S. Treasury Bond (which the General Partner has indicated will be sold promptly after the completion of the merger) will be invested in the purchase of net profit interests in producing oil and natural gas properties that will be identified and acquired by Ensource Reserves, an affiliate of the General Partner.

        You have requested our opinion (the "Opinion") as to the fairness to the holders of Units, from the financial point of view, of the terms of the Exchange Offer taken as a whole.

        The Opinion does not address: (i) the Partnership's and General Partner's underlying business decision to effect the Exchange Offer; (ii) the Trustee's underlying business decision to endorse, reject, or remain neutral with respect to the Exchange Offer; (iii) the structure of the Exchange Offer, the form of or amount of consideration to be paid by the Partnership in connection with the Exchange Offer or by the General Partner for the interests it receives, or any aspects of the Exchange Offer, except as set forth in this Opinion; (iv) the tax or legal consequences of the Exchange Offer, including but not limited to tax or legal consequences to the holders of Units, or any other party; (v) the relative merits of the Exchange Offer as compared to any alternative business strategies that might exist for the Trust; or (vi) the fairness of any aspect of the Exchange Offer not expressly addressed in this Opinion. Furthermore, we were not engaged to negotiate the Exchange Offer or to advise you with respect to alternatives to it. We have not been requested to and did not solicit third party indications of interest in acquiring all or any part of the outstanding Units or make any recommendation as to the form or amount of consideration to be received by the holders of Units in connection with the Exchange Offer.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  •
  reviewed the Trust's annual reports on Form 10-K for the fiscal years ended December 31, 2002 through 2004, and quarterly reports on Form 10-Q for the quarters ended March 31, 2004; June 30, 2004; September 30, 2004; March 31, 2005; June 30, 2005; and September 30, 2005;

  •
  reviewed the Form S-4 (and including all amendments thereto);

  •
  on September 27, 2005 participated in a meeting between the General Partner's and the Partnership's management and the Trustee in Austin Texas;

  •
  reviewed the Ryder Scott Company Petroleum Consultants letters to the Trustee dated October 13, 2005 and October 14, 2005 regarding the Trust's reserve value as of September 1, 2005 (under SEC and NYMEX pricing scenarios);

  •
  reviewed the Partnership's presentation materials to Houlihan Lokey dated as of November 21, 2005;

  •
  reviewed certain other publicly available financial data regarding certain companies that we deemed comparable to the Trust as well as to the proposed Partnership; and

  •
  conducted such other studies, analysis and inquiries as we have deemed appropriate.

        The Trust is a passively managed business without a management team. In accordance with the document governing the Trust, the Trustee serves in an administrative capacity only, with its primary focus to provide administrative services related to the receipt and distribution of Trust revenues and expenses. We have not discussed the business of the

Trust with the Trustee or with the working interest owner of the properties in which the Trust has interests. The Trust has not provided any financial information to Houlihan Lokey, other than information available in filings with the Securities and Exchange Commission.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information (including, without limitation, the net proved reserve estimates attributable to the interests of the Trust developed by Ryder Scott Company as of September 1, 2005) furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information.

        We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Trust, the Partnership or the General Partner and do not assume any responsibility with respect to it. Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal of the net proved reserve estimates attributable to the interests of the Trust or evaluation of any of the assets, properties or liabilities of the Trust or the Partnership. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date of this letter. Finally, we are expressing no opinion herein with respect to the prices at which the Units have traded or may trade subsequent to the disclosure or consummation of the Exchange Offer, or as to the future price of common units of the Partnership.

        We express no opinion as to whether any holder of Units should or should not participate in the Exchange Offer, and this letter and the Opinion contained herein does not constitute a recommendation as to whether or not to accept the Exchange Offer.

        Based upon, and subject to the foregoing, it is our Opinion that the terms of the Exchange Offer, taken as a whole, are not fair, from a financial point of view, to the holders of Units.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Annex B
Letter from Eastern
American Energy Corporation

Annex B

         [Letterhead of Eastern American Energy Corporation]

July 29, 2005

DHL Express

Mr. Mike Ulrich, Vice President
J. P. Morgan Chase Bank, N.A.
700 Lavaca, 2nd Floor
Austin, TX 78701

  Re:
  Eastern American Natural Gas Trust/Ensource Energy Income Fund LP

Dear Mr. Ulrich:

        As you are aware, JPMorgan Chase Bank, N.A. acts as the Trustee of the Eastern American Natural Gas Trust ("Trust") of which Eastern American Energy Corporation ("Eastern American") is the Sponsor. Eastern American operates the properties for the Trust in accordance with all of the underlying documents pursuant to which the Trust was formed, and owns the working interest in the wells from which the Net Profits Interest was created.

        Eastern American has been advised that Ensource Energy Income Fund LP ("Ensource") has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC") relating to a proposed exchange offer pursuant to which Ensource would offer to exchange its common units (representing limited partner interests) for the outstanding Depositary Units of the Trust.

        Ensource is a recently formed Delaware limited partnership with virtually no assets. Ensource is proposing to offer one of its common units for each outstanding Depositary Unit of the Trust. Each Depositary Unit of the Trust represents one trust unit of the Trust and an undivided one-fiftieth of a $1,000 face amount zero coupon U.S. Treasury obligation maturing in 2013. In the event that holders of at least a majority of the outstanding Depositary Units tender their Depositary Units for exchange, Ensource will also make a special cash distribution to those holders of $5.8 million in the aggregate, which amount would be allocated among those holders who tender their Depositary Units pro rata based on the number of Depositary Units tendered. As there are approximately 5.8 million Depositary Units outstanding (approximately 100,000 of the original Depositary Units have been withdrawn from the depositary arrangement, and the underlying components, the trust units and the Treasury obligations, were delivered to the holders of such withdrawn Depository Units) the special distribution would be equal to approximately $1.00 per Depositary Unit if all outstanding Depositary Units were tendered pursuant to the exchange offer. Upon completion of the second step merger Ensource will request reimbursement of all fees and expenses associated with the transaction.

        The purpose of the exchange offer is to gain control of the Trust by means of acquiring at least a majority of the outstanding Depositary Units pursuant to an exchange offer. If it is successful in acquiring at least a majority of the outstanding Depositary Units, Ensource will merge the Trust with Ensource, with Ensource being the surviving entity. Ensource will also sell the zero coupon U.S. Treasury obligations currently subject to the depositary arrangement and thereafter utilize the cash received from such sale to make additional investments.

        If the merger is completed, Ensource will have the ability to force holders of Depositary Units to exchange their Depositary Units for common units of Ensource by operation of law and the terms of the Trust Agreement. Ensource has stated that it will issue one common unit for each Depositary Unit pursuant to this second-step merger; however, holders of Depositary Units who did not tender their Depositary Units during the exchange offer period will not be entitled, pursuant to the merger, to receive any portion of the special cash distribution. In order to effectuate the exchange offer, Ensource has conditioned its offer on several conditions, more particularly described in the Registration Statement.

        After review of the Registration Statement, Eastern American is of the opinion that the transaction proposed by Ensource totally eviscerates the original intent and structure of the Trust and adds substantial adverse business risk to the Unitholders. Eastern American's initial review of the same leads Eastern American to the conclusion that it would be in the best interest of the holders of the outstanding Depository Units ("Unitholders") to reject Ensource's proposal for the following reasons:

  •
  The Unitholders currently have a ready market in which to buy and sell units. There is no assurance that any market will develop with Ensource.

  •
  Under the Trust in 2013 the Unitholders will receive Twenty Dollars ($20.00) per unit from the matured zero coupon bond plus the residual value of the Trust properties to be sold by the Trustee. However, Ensource intends to sell the zero coupon bonds to fund further operations. Ensource is not guaranteeing any value to Unitholders in the future.

  •
  Ensource states that it will pay a cash distribution of $.50 per common unit for the third quarter ending September 30, 2005, and intends to pay a cash distribution of $.50 per common unit each quarter thereafter until the fourth quarter ending December 31, 2006 but is not obligated to do so, however, during the subordination period the minimum quarterly distributions of $.50 are cumulative. This is less than the $.55915 per unit average of the last two quarterly distributions paid by the Trust to existing Unitholders. After the fourth quarter of 2006, Ensource states that it will make cash distributions of all of its "available cash" (which is defined to allow the general partner discretion to set aside cash reserves for the proper conduct of business, for future cash distributions and for other specified purposes) each quarter. The existing Trust expenses are limited and well defined. The only risk the current Unitholders incur is the current market price for natural gas and the limited and well-defined expenses. The cash reserve set aside by the Trust for the next quarter's estimated general administrative expenses was approximately two percent (2%) of annual Trust income as of March 31, 2005. Ensource expenses are not well defined and the ability of Ensource to make distributions is subject to additional risks not presently borne by the existing Unitholders.

  •
  Through some of Ensource's risk factors mentioned in the Registration Statement, they appear to be utilizing coercive tactics to get the Unitholders to rush in and tender their Depositary Units in the offer, including the following.

  1.
  The exchange offer may adversely affect the liquidity and value of non-tendered units.

  2.
  The second-step merger may not be approved by the Trustee and thus may prevent Ensource from effecting their business plan described in the Registration Statement and may adversely affect the liquidity and value of non-tendered Depositary Units. In such event, Ensource will be the majority holder of the outstanding Trust Units.

  3.
  If a Unitholder does not tender, such Unitholder does not get any cash in connection with Ensource's proposed "special cash distribution".

  •
  Ensource is a new partnership with no operating history, and there is no assurance they will be able to operate their business or implement their operating policies and strategies successfully, which could negatively impact their ability to pay distributions and cause Unitholders to lose all or part of their investment. In fact in the Registration Statement one of the Risk Factors provides "The lack of experience of the General Partner's management team in managing a portfolio of producing oil and natural gas assets and the net profits interest royalties burdening such assets under a publicly traded partnership structure may hinder their ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives."

  •
  Ensource adds an additional layer of fees and expenses on top of those already being borne by the Unitholders. These fees and expense could be substantial and are without limitation. Ensource estimates these fees and expenses will be $2.3 million in the first year.

  •
  Ensource may issue additional common units and/or preferred units without the Unitholder's approval, which would dilute or subordinate the Unitholder's existing ownership interests.

  •
  A Trust Unitholder may recognize a taxable gain from Ensource's sale of zero coupon bonds even if Unitholders do not receive cash distributions from Ensource as a result of the sale. Ensource does not anticipate making distributions of proceeds generated from the sale of zero coupon bonds.

  •
  As an Ensource common unitholder, a former Trust Unitholder will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of Ensource's taxable income even if they receive no cash distributions from Ensource. Former Trust Unitholders may not receive cash distributions from Ensource equal to their share of Ensource's taxable income or even the tax liability that results from that income.

  •
  No independent representative of the holders of Depositary Units was engaged for purposes of negotiating the terms of the exchange offer, nor was a fairness opinion, appraisal or other report related to the exchange offer obtained from an unaffiliated third party. As a result, the exchange rate and other terms of the exchange offer may not be as favorable as the terms that might have been obtained had an independent representative been retained or a fairness opinion requested.

  •
  Unitholders presently have the ability to withdraw their units from the depository arrangement and thereby receive direct ownership of their share of the zero-coupon bonds and based on current market prices for the zero-coupon bonds, sell the bonds for a value much greater than the planned onetime distribution offered by Ensource. Upon completion of the transaction proposed by Ensource, the Unitholders will no longer have this ability.

  •
  Ensource and the related entities, including the operating company and the partnership, are under common control and management and will be the sole decision makers. The Unitholders will have no independent review or oversight of the business activities of Ensource.

  •
  Eastern American is not aware of any current Unitholders, other than those affiliated with Ensource, who have expressed an interest in modifying or changing the nature of the Trust. The Registration Statement discloses that one of the members of Ensource holds only 50 depository units.

  •
  Additional Business Risks Assumed:

    Integration Risk—The integration of the oil and gas interests presently owned by the Trust into the operating company owned by Ensource may not occur in a manner which would preserve the present economic value of such properties.

    Acquisition Risk—Ensource plans to make acquisitions of oil and gas properties with the proceeds from the sale of the zero-coupon bonds and from proceeds from borrowed funds. These acquisitions may not prove to be economical which may affect the value of Ensource unitholders in a negative manner.

    Presently, Trust Unitholders are not exposed to this risk, since the Trust is prevented from engaging in such additional activities.

    Drilling Risk—Ensource, through its operating company, plans to engage in drilling operations for the benefit of Ensource unitholders. Such drilling operations entail many risks to which the present Trust Unitholders are not exposed.

    Operating Company Risk—The Ensource operating company may engage in operations which prove unprofitable to Ensource unitholders. Trust Unitholders will have no say in what activities the operating company may engage in.

    Price (Hedge) Risk—Ensource plans to engage in hedging activities which may expose Ensource to financial losses or additional credit exposure.

    Effect on Underlying Documents—Eastern American has not completed a review of the pertinent underlying documents associated with the Trust to determine what impact, if any, the proposed transaction may have with respect to Eastern American's continuing obligations under the same to Ensource if the merger should in fact occur. There are numerous underlying agreements between the Trust and Eastern American that need to be reviewed to evaluate how the proposed second step merger may impact the existing and or continuing obligations of Eastern American. As a result, Eastern has not yet formed an opinion as to which, if any, of the underlying documents may or may not continue in effect subsequent to the merger described in the Registration Statement.

        If the Trustee or its advisors have a different analysis with respect to the effect of the proposed transaction on the existing Trust Unitholders, we would like to discuss the same. At the very least Eastern American believes that the Unitholders cannot make an informed decision with respect to the proposed transaction unless they are provided with additional information, analysis and opinions, including those set forth by Eastern American herein. We hope that you communicate Eastern American's concerns to the Unitholders. The merger proposed by Ensource substantially changes the original structure and business risk exposure of the Trust and, in Eastern American's opinion, exposes the existing Unitholders to all of the vagaries of the oil and natural gas business. There remain numerous issues to resolve regarding the transaction proposed by Ensource and Eastern American will utilize whatever means necessary to protect its and its related affiliates' interest in this transaction.

        If you would like to discuss this letter or the proposed Ensource transaction, please feel free to contact me or George O'Malley.

                      Sincerely,

                      /s/ Donald C. Supcoe
                      Donald C. Supcoe
                      President

cc:
Joe Casabona
Mike Fletcher
George O'Malley

Thomas W. Adkins
Bracewell & Giuliani LLP
111 Congress Avenue, Suite 2300
Austin TX 78701

Annex C
Report of Independent
Petroleum Engineering Firm

Annex C

October 13, 2005

J P Morgan Chase Bank, N.A., Trustee
Institutional Trust Services
700 Lavaca, 2nd Floor
Austin, Texas 78701

Gentlemen:

        Pursuant to your request, we present below estimates of the net proved reserves attributable to the interests of the Eastern American Natural Gas Trust (Trust) as of September 1, 2005. The Trust is a grantor trust formed to hold interests in certain domestic oil and gas properties owned by Eastern American Energy Corporation (EAEC), a wholly owned subsidiary of Energy Corporation of America (ECA). The interests conveyed to the Trust consist of a net profits interest derived from working and royalty interests in numerous properties. The Net Profits Interest consists of (1) a life-of-properties interest ("Royalty NPI") and (2) a term interest ("Term NPI"). The properties included in the Trust are located in the states of Pennsylvania and West Virginia.

        The estimated reserve quantities and future income quantities presented in this report are related to a large extent to hydrocarbon prices. Hydrocarbon prices in effect at August 31, 2005 were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from August 31, 2005 prices for reasons discussed in more detail in other sections of this report. Therefore, quantities of reserves actually recovered and quantities of income actually received may differ significantly from the estimated quantities presented in this report.

	As of September 1, 2005
	Gas	Estimated Future Net Cash Inflows	Present Value At 10%
	(MMCF)	(M$)	(M$)
Proved Net Developed
Royalty NPI	11,052	102,428	43,327
Term NPI	6,272	58,128	41,833

Total	17,324	160,556	85,160

        Reserve quantities are calculated differently for a Net Profits Interest because such interests do not entitle the Trust to a specific quantity of oil or gas but to 90 percent of the Net Proceeds derived therefrom beginning on September 1, 2005 for natural gas. Accordingly, there is no precise method of allocating estimates of the quantities of proved reserves attributable to the Net Profits Interest between the interest held by the Trust and the interests to be retained by EAEC. For purposes of this presentation, the proved reserves attributable to the Net Profits Interests have been proportionately reduced to reflect the future estimated costs and expenses deducted in the calculation of Net Proceeds with respect to the Net Profits Interests. Accordingly, the reserves presented for the Net Profits Interest reflect quantities of gas that are free of future costs or expenses based on the price and cost assumptions utilized in this report. The allocation of proved reserves of the Net Profits Interest between the Trust and EAEC will vary in the future as relative estimates of future gross revenues and future net incomes vary. Furthermore, EAEC requested that for purposes of our report the "Royalty NPI" be calculated beyond the Liquidation Date of May 15, 2013, even though by the terms of the Trust Agreement the Royalty NPI will be sold by the Trustee on or about this date and a liquidating distribution of the sales proceeds from such sale would be made to holders of Trust Units. The Trust Agreement provides that the "Term NPI" entitles the Trust to receive the net proceeds from the gas produced from the properties burdened by the "Term NPI" until the earlier of May 15, 2013 or until such time as 41,683 MMCF of gas has been produced. For purposes of this report, the "Term NPI" was limited to May 15, 2013.

        All gas volumes are sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located. The estimated future net cash inflows are described later in this report.

        The proved reserves presented in this report comply with the Securities and Exchange Commission's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

        Proved reserves of crude oil, natural gas, or natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves may be assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data becomes available. Proved natural gas reserves consist of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities.

        Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

        Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

  (i)
  "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

  (ii)
  "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

        In accordance with the requirements of FASB 69, estimates of future cash inflows, future costs and future net cash inflows before income tax, as well as estimated reserve quantities, as of September 1, 2005 from this report are presented in the following table:

	As of September 1, 2005
	Royalty NPI	Term NPI	Totals
Total Proved
Future Cash Inflows (M$)	102,428	58,128	160,556
Future Costs
Production (M$)	0	0	0
Development (M$)	0	0	0

Total Costs (M$)	0	0	0
Future Net Cash Inflows Before Income Tax (M$)	102,428	58,128	160,556
Present Value at 10% Before Income Tax (M$)	43,327	41,833	85,160
	As of September 1, 2005
	Royalty NPI	Term NPI	Totals
Proved Net Developed Reserves
Gas (MMCF)	11,052	6,272	17,324
Proved Net Undeveloped Reserves
Gas (MMCF)	0	0	0
Total Proved Net Reserves
Gas (MMCF)	11,052	6,272	17,324

        For Net Profits Interest, the future cash inflows are, as described previously, after consideration of future costs or expenses based on the price and cost assumptions utilized in this report. Therefore, the future cash inflows are the same as the future net cash inflows. The effects of depreciation, depletion and federal income taxes have not been taken into account in estimating future net cash inflows.

        EAEC furnished us gas prices in effect at August 31, 2005 and with its forecasts of future gas prices which take into account Securities and Exchange Commission guidelines, current market prices, contract prices and fixed and determinable price escalations where applicable. In accordance with Securities and Exchange Commission guidelines, the future gas prices used in this report make no allowances for future gas price increases or decreases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which are likely to cause future yearly average gas prices to be somewhat higher than August gas prices. In those cases where contract market-out has occurred, the current market price was held constant to depletion of the reserves. In those cases where market-out has not occurred, contract gas prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until the contract expired and then reduced to the current market price for similar gas in the area and held at this reduced price to depletion of the reserves.

        This report utilized the terms of the gas contract between Eastern Marketing Corporation (a wholly owned subsidiary of EAEC) and the Trust. Gas price is to be determined by a weighted price consisting of two components during a primary term defined to begin on January 1, 1993 and end December 31, 1999. The first component is the "Fixed" price which has been defined as $2.66 per Mcf beginning January 1, 1993. This price escalates 5 percent per year on January 1 of each year during the primary term beginning in 1994. The second component is the "Variable" price which for any quarter is equal to the Henry Hub Average Spot Price (as defined) per MMBtu, plus $0.30 per MMBtu, multiplied by 110 percent to effect a Btu adjustment. The Henry Hub Average Spot Price is defined as the price per MMBtu determined for any calendar quarter as the average price of the three months in such quarter where each month's price is equal to the average of (i) the final settlement prices per MMBtu for Henry Hub Gas Futures Contracts (as defined), as reported in the Wall Street Journal, for such contracts which expired in each of the five months prior to each month of such quarter, (ii) the final settlement price per MMBtu for Henry Hub Gas Futures Contracts, as reported in the Wall Street Journal, for such contracts which expire during such month and (iii) the closing settlement prices per MMBtu of Henry Hub Gas Futures Contracts for such month, as reported in the Wall Street Journal, for such contracts which expire in each of the six months following such month. A Henry Hub Gas Futures Contract is defined as a gas futures contract for gas to be delivered to the Henry Hub which is traded on the New York Mercantile Exchange. The weighted average price is determined by giving the "Fixed" price a 66 2/3 percent weighting and the variable price a 33 1/3 percent weighting.

        Since the primary term is complete, the purchase price under the gas contract will be equal to the "Variable" price. EAEC computed the "Variable" price under the gas contract as of August 31, 2005 as $9.268 per Mcf, utilizing $8.125 as the Henry Hub Average Spot Price computed in accordance with the gas contract.

        Operating costs for the leases and wells in this report were supplied by EAEC and include only costs defined as applicable under terms of the Trust. The current operating costs were held constant throughout the life of the properties. This study does not consider the salvage value of the lease equipment or the abandonment cost.

        No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

        Our reserve estimates are based upon a study of the properties in which the Trust has interests; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, in any, caused by past operating practices. EAEC informed us that it has furnished us all of the accounts, records, geological and engineering data and reports and other data as were required for our investigation. The ownership interests, terms of the Trust, prices, taxes, and other factual data furnished to us in connection with our investigation were accepted as represented. The estimates presented in this report are based on data available through July, 2005.

        At the time of formation of the Trust, EAEC assigned The Trust an interest in 65 undeveloped locations. During the period 1993 through 1998, EAEC has completed it's drilling obligation. A total of 59 wells were drilled over this period. Two wells were not drilled due to title failure and four wells were not drilled due to short spacing. Reserves and projections of future production are included for the four locations which were not drilled due to short spacing.

        The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered. Moreover, estimates of proved reserves may increase or decrease as a result of future operations of EAEC. Moreover, due to the nature of the Net Profits Interest, a change in the future costs, or prices different from those projected herein may result in a change in the computed reserves and the Net Proceeds to the Trust even if there are no revisions or additions to the gross reserves attributed to the property.

        The future production rates from properties now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.

        The future prices received by EAEC for the sale of its production may be higher or lower than the prices used in this report as described above, and the operating costs and other costs relating to such production may also increase or decrease from existing levels; however, such possible changes in prices and costs were, in accordance with rules adopted by the Securities and Exchange Commission, omitted from consideration in preparing this report.

        At the request of EAEC, we have included the following table which summarizes the total net reserves estimates from combined interest of EAEC and the Trust in the Underlying Properties:

Estimated Net Reserve Data
Certain Combined Leasehold Interests of
Eastern America Energy Corporation
And The Trust
As of September 1, 2005
 SEC Parameters

	Proved
			Total Proved
	Developed	Undeveloped
Net Remaining Reserves
Gas-MMCF	35,107	0	35,107

        The estimated future net income associated with the foregoing volumes and the 10 percent discounted estimated future net income was $278,698,330 and

$113,611,262, respectively. This evaluation utilizes the same price and cost assumptions that were utilized for evaluating the Trust and discussed earlier in the letter. The properties which are included in the "Term NPI" were allowed to run for their full economic life in this evaluation.

        Neither Ryder Scott Company nor any of its employees has any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

Very truly yours,
RYDER SCOTT COMPANY, L.P.

Larry T. Nelms P. E. Managing Senior Vice President

LTN:ph

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